EXHIBIT 21.1
Subsidiaries of the Registrant

Entity	Jurisdiction of Formation

Icahn Enterprises Holdings L.P.	Delaware
American Casino & Entertainment LLC	Delaware
American Railcar Industries, Inc.	North Dakota
AREP Oil & Gas Holdings LLC	Delaware
AREP Real Estate Holdings LLC	Delaware
AREP Sands Holdings LLC	Delaware
Atlantic Coast Entertainment Holdings, Inc.	Delaware
Bayswater Development LLC	Delaware
Federal-Mogul Corporation	Delaware
Icahn Capital LP	Delaware
Icahn Capital Management LP	Delaware
Icahn Offshore LP	Delaware
Icahn Onshore LP	Delaware
National Energy Group, Inc.	Delaware
New Seabury Properties, L.L.C.	Delaware
PSC Metals Inc.	Ohio
The Bayswater Group LLC	Delaware
Tropicana Entertainment Inc.	Delaware
Vero Beach Acquisition LLC	Delaware
Viskase Companies, Inc.	Delaware
WestPoint International, LLC	Delaware
WestPoint Home Inc.	Delaware